Exhibit 99.1

Digital Power Corporation Reports Financial Results for the First Quarter Ended March 31, 2014

FREMONT, Calif., May 13, 2014, Digital Power Corporation (NYSE Amex: DPW - News ) today announced its financial results for the first quarter ended March 31, 2014.

Digital Power’s revenues for the first quarter ended March 31, 2014 were $2,037,000, a decrease of 6.9% from revenues of $2,189,000 for the same quarter ended March 31, 2013.  The Company recorded an operating loss of $155,000 for the quarter ended on March 31, 2014 compared to an operating profit of $14,000 for the quarter ended on March 31, 2013. In addition:

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The Company recorded a net loss of $158,000 for the quarter ended March 31, 2014 compared to a net profit of $107,000 for the quarter ended March 31, 2013 as a result of the operating loss in 2014 and other income in 2013 which was not recognized in 2014

●	Gross margin in the first quarter ended March 31, 2014 was 37.4% compared to 37.8% for the quarter ended March 31, 2013.
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Operating expenses were $917,000 for the quarter ended March 31, 2014 compared to $814,000 for the quarter ended March 31, 2013. The increase in operating expenses was the result of headcount additions in the Company’s direct sales force along with certain nonrecurring outside service and consulting costs.

Commenting on the results, President and CEO, Amos Kohn, stated: “We experienced a decrease in our defense revenue for the first quarter of 2014 versus the prior year as a result of a decline in the number of closed projects during the quarter which contributed most of the revenue variance from year to year. We have added additional direct sales management in the U.S. in the first quarter of 2014 which increased our operating expenses but which we believe necessary to expand our target market and to help accommodate our product expansion plan.”

Mr. Kohn continued:

“We continue to pursue our strategic plan of developing complete customized power solutions and enhancing our standard product offering with innovative, high density and efficient power supplies at ever increasing power levels. The focus on a complete solution for power applications is well received by our major telecom, medical, military and industrial customers.”

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd, Fremont, California, 94538; Contact: William Hultzman, Investor Relations, 510-657-2635; Website: www.digipwr.com .

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2014 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of operating and net losses in the future; (b) dependency on Telkoor to design and manufacture products; (c) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (d) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (e) dependency on developer partners for the development of some of our custom design products; (f) dependency on sales of our legacy products for a meaningful portion of our revenues; (g) the ability of the Company to attract, retain and motivate key personnel; (h) dependence on a few major customers; (i) dependence on the electronic equipment industry; (j) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (k) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (l) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (m) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (n) variations in operating results from quarter to quarter; (o) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

Exhibit 99.1

Digital Power Corporation

    Financial Data

    (In thousands except for per share data)

	Three months Ended March 31,
Statement of Operations Data:	2014	2013

Revenues	$2,037	$2,189
Operating income (loss)	(155)	14
Net income (loss)	(158)	107

Basic net earnings (loss) per share:	$(0.023)	$0.016
Diluted net earnings (loss) per share:	$(0.023)	$0.016

	March 31, 2014	December 31, 2013
Balance Sheet

Working capital	$3,714	$3,841
Total assets	6,236	6,977
Total Liabilities	1,347	1,930
Shareholders' equity	4,889	5,047